**File No. 82-34956**
**Furnished Pursuant to Rule 12g3-2(b)**

DIAMYD MEDICAL





October 12, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450



Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of October 12, 2006: "DIAMYD REQUESTS A MEETING WITH THE US FDA TO DISCUSS PHASE III CLINICAL TRIALS IN THE U.S.A."

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Erika Hilborg



Dew 10/18

**File No. 82-34956**
**Furnished Pursuant to Rule 12g3-2(b)**



# DIAMYD REQUESTS A MEETING WITH THE US FDA TO DISCUSS PHASE III CLINICAL TRIALS IN THE U.S.A

***Press Release, Stockholm, Sweden – October 12, 2006 – Diamyd Medical AB***
**(SWEDEN OMX: DIAM B; U.S.A ADR: DMYDY)**

Diamyd Medical today announces that the Company has requested an end-of-phase II meeting with the US FDA, to discuss a planned phase III clinical trial in type 1-diabetes patients in the U.S.A. If the US FDA agrees to meet, an end-of-phase II meeting will be conducted where the US FDA gives their opinion on the proposed clinical trial. After adjustments based on this feed-back Diamyd can file an application to perform clinical trials in the U.S.A.

"We are working hard to bring the Diamyd® product further in its development towards a new therapeutic for autoimmune diabetes, while simultaneously continuing our discussions with third parties regarding partnerships" says Anders Essen-Moller, President and CEO of Diamyd Medical.

**About Diamyd Medical**
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd™ against autoimmune diabetes. Diamyd™ has demonstrated significant and positive results in phase II clinical trials of both type 1 and type 2 diabetes patients.

GAD65 is a dominant autoantigen in autoimmune diabetes and is the active substance in Diamyd™. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has outlicensed the use of the GAD65-gene to Neurologix Inc., New York, for treatment of Parkinson's disease and clinical Phase I studies are ongoing.

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The projects mainly make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Nordic Exchange (OMX:DIAM B). The Diamyd share is also traded in the U.S.A. through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

**For further information, please, contact**

Anders Essen-Möller
President and CEO

**File No. 82-34956**
**Furnished Pursuant to Rule 12g3-2(b)**

Tel: +46 8 661 0026
Cell: +46 7 0551 0679
E-mail: Anders.Essen-Moller@Diamyd.com

**Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.**

*This Information may include statements concerning historical, present and forward-looking items and are to the "best of knowledge" of the management of Diamyd Medical and the actual status may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from Swedish originals. No guarantees are made that these translations are free from errors.*